UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

TubeMogul, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

898570106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898570106

1.	NAMES OF REPORTING PERSONS Northgate Capital, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,729,364
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 1,729,364
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,364
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8% [1]
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on 29,792,201 shares of common stock issued and outstanding as of November 10, 2014, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 898570106

1.	NAMES OF REPORTING PERSONS NCD Management VII, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,340,409
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 1,340,409
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,340,409
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5% [1]
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on 29,792,201 shares of common stock issued and outstanding as of November 10, 2014, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 898570106

1.	NAMES OF REPORTING PERSONS NCD SWIB Management, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 388,955
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 388,955
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,955
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% [1]
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on 29,792,201 shares of common stock issued and outstanding as of November 10, 2014, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 898570106

1.	NAMES OF REPORTING PERSONS NCD SWIB, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 683,883
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 683,883
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,883
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.3% [1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 29,792,201 shares of common stock issued and outstanding as of November 10, 2014, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 898570106

1.	NAMES OF REPORTING PERSONS Northgate Venture Growth III, L.P. f/k/a NCD Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 656,526
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 656,526
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,526
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% [1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 29,792,201 shares of common stock issued and outstanding as of November 10, 2014, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 898570106

1.	NAMES OF REPORTING PERSONS NCD SWIB Opportunities, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 388,955
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 388,955
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,955
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% [1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 29,792,201 shares of common stock issued and outstanding as of November 10, 2014, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 898570106

1.	NAMES OF REPORTING PERSONS Northgate Partners, A Delaware Multiple Series LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 53,851
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 53,851
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,851
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% [1]
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on 29,792,201 shares of common stock issued and outstanding as of November 10, 2014, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No. 898570106

Item 1.	Issuer

(a)	Name of Issuer:

TubeMogul, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1250 53rd Street, Suite 1

Emeryville, CA 94608

Item 2.	Filing Person

(a)	Name of Persons Filing:

This statement is being filed by Northgate Venture Growth III, L.P. f/k/a NCD Partners VII, L.P. (“NVG III”); NCD SWIB, L.P. (“NCD SWIB”); NCD Management VII, L.L.C. (“NCD Management”), which is the sole general partner of NVG III and NCD SWIB; NCD SWIB Opportunities, L.P. (“SWIB Opportunities”); NCD SWIB Management, L.L.C. (“SWIB Management”), which is the sole general partner of SWIB; Northgate Partners, a Delaware Multiple Series LLC (“Northgate Partners”); and Northgate Capital, L.L.C. (“Northgate”), which is the sole managing member of NCD Management and SWIB Management. The persons named in this paragraph are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The address of the principal business office of the Reporting Persons is 649 San Ramon Boulevard, Danville, CA 94526.

(c)	NVG III and SWIB Opportunities are limited partnerships organized under the laws of the State of Delaware. NCD Management, SWIB Management, Northgate and Northgate Partners are limited liability companies organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number: 898570106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

NVG III directly owns 656,526 shares representing 2.2% of the Common Stock of the Issuer. NCD SWIB directly owns 683,883 shares representing 2.3% of the Common Stock of the Issuer. As the sole general partner of NVG III and NCD SWIB, NCD Management may be deemed to beneficially own the 1,340,409 shares held directly by NVG III and NCD SWIB representing 4.5% of the Common Stock of the Issuer.

SWIB Opportunities directly owns 388,955 shares representing 1.3% of the Common Stock of the Issuer. As the sole general partner of SWIB Opportunities, SWIB Management may be deemed to beneficially own the 388,955 shares held directly by SWIB Opportunities representing 1.3% of the Common Stock of the Issuer.

As the sole managing member of NCD Management and SWIB Management, Northgate may be deemed to beneficially own the 1,729,364 shares held directly by NVG III, NCD SWIB and SWIB Opportunities representing 5.8% of the Common Stock of the Issuer.

Northgate Partners directly owns 53,851 shares representing 0.2% of the Common Stock of the Issuer and is controlled by certain individuals that serve on the investment committee of Northgate. Northgate Partners and Northgate may be deemed to be acting as a group for purposes of Rule 13d-5, however each of Northgate Partners and Northgate expressly disclaim the existence of any such group.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Northgate	1,729,364		1,729,364
NCD Management	1,340,409		1,340,409
SWIB Management	388,955		388,955
NCD SWIB	683,883		683,883
NVG III	656,526		656,526
SWIB Opportunities	388,955		388,955
Northgate Partners	53,851		53,851

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 29,792,201 shares of common stock issued and outstanding as of November 10, 2014, as provided by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 2 and Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

NORTHGATE VENTURE GROWTH III, L.P.

By:	NCD Management VII, L.L.C., Its General Partner

By:	Northgate Capital, L.L.C., its Managing Member

	By:	/s/ Brent Jones
Brent Jones, Managing Member

NCD MANAGEMENT VII, L.L.C.

By:	Northgate Capital, L.L.C., its Managing Member

	By:	/s/ Brent Jones
Brent Jones, Managing Member

NCD SWIB OPPORTUNITIES, L.P.

By:	NCD SWIB Management, L.L.C., Its General Partner

By:	Northgate Capital, L.L.C., its Managing Member

	By:	/s/ Brent Jones
Brent Jones, Managing Member

NCD SWIB MANAGEMENT, L.L.C.

By:	Northgate Capital, L.L.C., its Managing Member

	By:	/s/ Brent Jones
Brent Jones, Managing Member

NORTHGATE CAPITAL, L.L.C.

By:	/s/ Brent Jones
Brent Jones, Managing Member

NCD SWIB, L.P.

By:	NCD Management VII, L.L.C, its General Partner

By:	Northgate Capital, L.L.C, its Managing Member

	By:	/s/ Brent Jones
Brent Jones, Managing Member

NORTHGATE PARTNERS, A DELAWARE MULTIPLE SERIES LLC

By:	/s/ Brent Jones
Brent Jones, Managing Member

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2015

NORTHGATE VENTURE GROWTH III, L.P.

By:	NCD Management VII, L.L.C., Its General Partner

By:	Northgate Capital, L.L.C., its Managing Member

	By:	/s/ Brent Jones
Brent Jones, Managing Member

NCD MANAGEMENT VII, L.L.C.

By:	Northgate Capital, L.L.C., its Managing Member

	By:	/s/ Brent Jones
Brent Jones, Managing Member

NCD SWIB OPPORTUNITIES, L.P.

By:	NCD SWIB Management, L.L.C., Its General Partner

By:	Northgate Capital, L.L.C., its Managing Member

	By:	/s/ Brent Jones
Brent Jones, Managing Member

NCD SWIB MANAGEMENT, L.L.C.

By:	Northgate Capital, L.L.C., its Managing Member

	By:	/s/ Brent Jones
Brent Jones, Managing Member

NORTHGATE CAPITAL, L.L.C.

By:		/s/ Brent Jones
Brent Jones, Managing Member

NCD SWIB, L.P.

By:		NCD Management VII, L.L.C, its General Partner

By:		Northgate Capital, L.L.C, its Managing Member

	By:	/s/ Brent Jones
Brent Jones, Managing Member

NORTHGATE PARTNERS, A DELAWARE MULTIPLE SERIES LLC

By:		/s/ Brent Jones
Brent Jones, Managing Member